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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CRYO CELL INTERNATIONAL INC.
(Name of Issuer)
COMMON STOCK, par value $0.01 per share
(Title of Class of Securities)
228895108
(CUSIP Number)
David Wilson
Heller Ehrman LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104
(206) 447-0900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	228895108

1	Name of Reporting Persons. KI YONG CHOI

I.R.S. Identification Nos. of above persons (entities only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3	SEC Use Only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		1,822,649 (1)

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		1,822,649 (1))

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,822,649 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.6%

14	Type of Reporting Person (See Instructions)

IN
(1) 233,472 of the shares are held by Ki Yong Choi and Laura Choi, as trustees UAD 7/27/01 FBO Choi Famly Living Trust, and the balance of the shares are held in the name of the reporting person.

     This Amendment No. 1 to Schedule 13G is filed with respect to the Common Stock of CryoCell International, Inc. to amend the Schedule 13G filed by Reporting Person on July 26, 2007.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The Reporting Person purchased 265,580 shares of Common Stock of Issuer in a private sale on July 26, 2007. The purchase price was $398,370 and Reporting Person utilized personal funds to complete the purchase. The source of the personal funds was a cash distribution received by the Reporting Person from Cathedral Hill Associates, Inc. No funds were borrowed for the purchase.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) The Reporting Person is the record holder of 1,589,177 shares of Common Stock of the Issuer and through the Ki Yong Choi and Laura Choi as Trustees UAD 7/27/01 FBO Choi Family Living Trust is the record holder of 233,472 shares of Common Stock of the Issuer, representing in the aggregate approximately 13.3% of the issued and outstanding Common Stock, based on the 11,669,629 shares of Common Stock issued and outstanding as of July 16, 2007 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2007.
     (b) The Reporting Person has sole voting and dispositive power of the 1,822,649 shares of Common Stock of Issuer.
     (c) Except as described herein and in the Schedule 13G filed by Reporting Person on July 26, 2007, the Reporting Person has not effected any transaction in Issuer’s Common Stock during the past 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, any securities beneficially owned by the Reporting Person.
     (e) Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007	KI YONG CHOI
/s/ Ki Yong Choi